UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
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FX ALLIANCE INC.
(Name of Subject Company)

__________________

FX ALLIANCE INC.
(Name of Person Filing Statement)

__________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

__________________

Philip Z. Weisberg

Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

__________________

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012, as amended by the Schedule 14D-9/A filed with the SEC by the Company on July 24, 2012, the Schedule 14D-9/A filed with the SEC by the Company on July 31, 2012, the Schedule 14D-9/A filed with the SEC by the Company on August 9, 2012 and  the Schedule 14D-9/A filed with the SEC by the Company on August 13, 2012 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” and the disclosure under the heading titled “Regulatory Approvals—Financial Services Authority” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph thereunder:

“On August 14, 2012, the FSA approved the change in control application concerning FX Alliance Limited. As a result, the condition of the Offer related to the approval by the FSA has been satisfied. This approval is effective as long as the change of control takes place within three months of the date of this approval, and such approval must be extended if the merger contemplated by the Merger Agreement is not effected before November 14, 2012.  On August 15, 2012, the Company and Thomson Reuters issued a joint press release announcing the FSA approval, a copy of which is filed as Exhibit (a)(5)(O) and incorporated herein by reference.”

Item 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibit filed herewith as an exhibit thereto:

“(a)(5)(O)        Joint press release issued by FX Alliance Inc. and Thomson Reuters Corporation, dated August 15, 2012 (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

By:	/s/ Philip Z. Weisberg
Name:	Philip Z. Weisberg
Title:	Chief Executive Officer

Dated: August 15, 2012